NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 06-17

October 2, 2006

Cumberland Secures at Least Cdn$254 Million for its Gold Loan Facility to Develop Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to announce that its wholly-owned subsidiary, Meadowbank Mining Corporation (“MMC”), has completed a zero cost Gold Loan Protection Program (“GLPP”) that secures a minimum monetized value of Cdn$254 million for its previously announced 420,000 ounce gold loan facility. Cumberland anticipates that the maximum monetized value of the gold loan facility will be capped between Cdn$275 million and Cdn$285 million. Proceeds from the gold loan facility will be used for the development of Cumberland’s 100%-owned Meadowbank gold project located 70 kilometres north of the hamlet of Baker Lake, Nunavut.

The 420,000 ounce gold loan facility represents approximately 15% of Meadowbank’s current open pit gold reserves of 2.9 million ounces1.  Meadowbank, host to Canada’s largest pure gold open pit gold reserves, is forecast to produce an average of 330,000 ounces of gold per year over an eight year mine life.

“Given the volatility that we have seen in the price of gold during 2006, both in US dollar and Canadian dollar terms, the Board of Cumberland believes it is prudent to lock in a minimum monetized value for the gold loan facility at this time,” stated Kerry Curtis, President and CEO of Cumberland.  “While Cumberland remains optimistic that the Canadian spot gold price will trade at the upper end of the trading range experienced during 2006, the Gold Loan Protection Program ensures that the majority of funds for the development of Meadowbank will be available, regardless of the direction the Canadian gold price takes during the next 12 months.”

Barclays Capital, Bayerische Hypo-und Vereinsbank AG and Société Générale (“Mandated Lead Arrangers”) were formally mandated to arrange the gold loan facility in March 2006.  Drawdown on the gold loan is subject to certain conditions including, among other things, securing of necessary permits and licences and completion of final loan documentation.

Gold Loan Protection Program

The GLPP utilizes a zero cost collar method to secure a minimum dollar value for the gold loan facility. As a condition of the gold loan facility, MMC executed a series of transactions with two of the Mandated Lead Arrangers. The zero cost collar consists of the purchase of put options on 420,000 ounces of gold at an average strike price of Cdn$605 per ounce and a corresponding sale of call options on the same number of ounces at a strike price of Cdn$800 per ounce.  All of the options expire in September 2007. Depending on the date of drawdown, all of the purchased put options and sold call options will be either closed out at the time of drawdown or will expire unexercised.  Cumberland anticipates that MMC will be in a position to drawdown all of the ounces under the gold loan facility by the end of the second quarter of 2007.

The mechanics of the above GLPP are summarized in the following table:

Assumed Cdn$ Spot Gold Price on Gold Loan Drawdown Date	MMC Realized Price Per Ounce under Gold Loan Protection Program
Cdn$500	Cdn$605
Cdn$600	Cdn$605
Cdn$605	Cdn$605
Cdn$700	Cdn$700
Cdn$800	Cdn$800
Cdn$900	Cdn$800
Cdn$1000	Cdn$800

As reflected in the above table, as long as the spot gold price on the date of drawdown under the gold loan facility is between Cdn$605 and Cdn$800, MMC will realize such Canadian dollar spot gold price on the ounces drawn under its gold loan facility.  If the spot gold price is below Cdn$605 at the drawdown date MMC will realize Cdn$605 per ounce, and if the spot gold price is above Cdn$800 at the drawdown date MMC will realize Cdn$800 per ounce.

Based on the GLPP, the minimum monetized value that MMC will realize under its gold loan facility will be Cdn$254 million.  In conjunction with the completion of final loan documentation under the gold loan facility, it is anticipated that Cumberland, MMC and the Mandated Lead Arrangers will agree to cap the maximum monetized value of ounces drawn under the gold loan at a specified amount.  Cumberland anticipates that the cap will fall somewhere between Cdn$275 million and Cdn$285 million.

Meadowbank Gold Project

Cumberland is advancing the Meadowbank project toward open pit production based on a bankable feasibility study and subsequent bank due diligence2 completed in December 2005:

Meadowbank Gold Project Production Profile2 (Dec. 2005)

(Assuming long term US$400/oz. gold and US$0.75 per Cdn$1.00)

Mine Life	8.1 years
Average Annual Production Rate: Years 1 to 4 Life of Mine	400,000 ounces 330,000 ounces
Total Cash Cost per Oz.: Years 1 to 4 Life of Mine	US$175 US$201
Pre-production Capital Costs	US$235 million Cdn$313 million

A production decision was made by the Board of Directors of Cumberland on September 25, 2006. This followed a positive development recommendation by the Nunavut Impact Review Board (“NIRB”) to the Federal Minister of Indian Affairs and Northern Development in late August 2006.  The Federal Minister is currently reviewing and must concur with the NIRB recommendation before issuance of a Project Certificate, which is anticipated in the fourth quarter of 2006.  At this point the processing of all ancillary permits necessary for construction can commence.  Cumberland has initiated procurement and staging of equipment and supplies for construction of the conventional four season access road from Baker Lake to Meadowbank.  Subject to the timely receipt of all ancillary permits and requisite financing, production is expected to commence in late 2008 or early 2009.

Meadowbank Gold Project

Open Pit Mineral Reserve (Proven & Probable) (Fourth Quarter 2005)1

(Proven & probable mineral reserves are a subset of measured & indicated resources.)

Category	Ore (t)	Grade (g/t)	Ounces
Proven	3,020,000	4.8	470,000
Probable	18,300,000	4.1	2,420,000
Proven & Probable	21,320,000	4.2	2,890,000

Note:  95% mining recovery and contact dilution applied.

Meadowbank Gold Project Mineral Resource3

Category	Ore (t)	Grade (g/t)	Ounces
Measured	2,790,000	5.4	480,000
Indicated	19,400,000	4.7	2,920,000
Measured & Indicated	22,190,000	4.8	3,400,000
Inferred	3,787,000	4.8	588,000

Cumberland is a well financed mineral development and exploration company. The Company has completed a bankable feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut.The shares of Cumberland are traded on the Toronto Stock Exchange and American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO, Mike Carroll, Senior VP and CFO, or Joyce Musial, Manager, Investor Relations

1  Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited is the independent Qualified Person responsible for preparation of stated reserves.

2  Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

3 Meadowbank Gold Resources –

Portage, Goose Island and Vault Resources (Fourth Quarter 2005) - The resource estimates were prepared in conformance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage , Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101.

Cannu Resource (April 2006) – The Cannu inferred mineral resource is estimated to contain 85,000 ounces of gold in 440,000 tonnes of material grading 6.0 g/t gold.  The inferred mineral resource estimate was prepared in conformance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101.  The Cannu zone resources are not included in the feasibility study of the Meadowbank project.

PDF Resources (August 2000) – The PDF inferred mineral resource is estimated to contain73,000 ounces of gold in 507,000 tonnes of material grading 4.5 g/t gold.  The estimates were prepared by Cumberland in accordance with standards outlined in National Instrument 43-101 and CIM Standards on Mineral Resources and Reserves (August 2000).  James McCrea, P.Geo., Manager, Mineral Resources for Cumberland, is the Qualified Person under NI 43-101.  PDF deposit resources are not included in the feasibility study of the Meadowbank project.

Forward Looking Statements and Risks - This news release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, permitting, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 40-F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “measured”, “indicated” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 40-F, which is available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C.  V7X 1M4. You can also obtain this form from the SEC’s website at:  http://sec.gov/edgar.shtml.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this news release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This news release uses the term “indicated” resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources – This news release uses the term “inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.